CERTIFICATE OF QUALIFIED PERSON

María Elena Vázquez Jaimes, P. Geo.

Geological Database Manager,

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, BC, Canada, V6C 3L2

I, María Elena Vázquez Jaimes, P.Geo., am employed as Geological Database Manager with First Majestic Silver Corp. (First Majestic).

This certificate applies to the technical report "La Encantada Silver Mine, State of Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" that has an effective date of December 31, 2020.

I graduated from the National Autonomous University of Mexico with a Bachelor in Geological Engineering degree in 1995 and obtained a Master of Science degree in Geology from the "Ensenada Center for Scientific Research and Higher Education", Ensenada, BC, Mexico, in 2000.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Geo. #35815).

I have practiced my profession continuously since 1995. I have held positions working with geological databases, conducting quality assurance and quality control, performing data verification activities, supervising logging and sampling procedures for mining companies in Canada, Mexico, Peru, Ecuador, Brazil, Colombia, and Argentina. I have served as the Geologic Database Manager for First Majestic since 2013, and I direct the QA/QC programs, sampling and assay procedures, and database verification for the Mexico mines.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I visited La Encantada Silver Mine on several occasions since 2013. My most recent site visit was from August 20 to August 22, 2018.

I am responsible for Sections 1.7, 11, 12 and 25.4 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have been directly involved with La Encantada Silver Mine in my role as the Geological Database Manager since 2013.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed in order to make the Technical Report not misleading.

"Signed and sealed"

Maria Elena Vazquez Jaimes, P.Geo.

Dated: March 22, 2021